April 8, 2011

VIA EDGAR AND EMAIL

Sonny Oh, Esq. U.S. Securities and Exchange Commission 100 F Street, NE Washington D.C. 20549

Re:	SEC Staff Comments on Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A of AXA Premier VIP Trust (File Nos. 811-10509, 333-70754)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are comments that you provided on March 18, 2011 concerning Post-Effective Amendment No. 28 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of AXA Premier VIP Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 2, 2011, and the Trust’s responses thereto.  Your comments are set forth in italics and are followed by the Trust’s responses.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.  For your reference, enclosed with this letter are certain pages from the revised drafts of the prospectuses and statement of additional information included in the Post-Effective Amendment, which reflect changes in response to the comments set forth below.

As you requested, this letter addresses those comments for which you requested a response prior to the date the Trust files its next post-effective amendment.  The Trust will respond to the other comments that you provided in a letter that will be filed with its next post-effective amendment, which the Trust expects to file in late April.

1.	If the Trust intends to distribute a summary prospectus, please provide the staff with a draft of the Rule 498(b)(1)(v) legend that the Trust intends to use via an EDGAR correspondence filing.

The Registrant’s proposed Rule 498(b)(1)(v) legend is as follows:

Before you invest, you may want to review the Portfolio’s Prospectus, which contains more information about the Portfolio and its risks.  The Portfolio’s current Prospectus and Statement of Additional Information (“SAI”), dated May 1, 2011, are incorporated by reference into this Summary Prospectus.  You can find the Portfolio’s Prospectus, SAI and other information about the Portfolio online at www.axa-equitablefunds.com/allportfolios.aspx.  You can also get this information at no cost by calling 1-888-222-2144 or by sending an e-mail request to service@axa-equitable.com.  This Summary Prospectus is intended for use in connection with a variable contract as defined in Section 817(d) of the Internal Revenue Code (“Contracts”) and certain other eligible investors and is not intended for use by other investors.

Sonny Oh, Esq.
April 8, 2011

2.	Please confirm that the Trust will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

The Trust confirms that it will comply with the requirement to file any interactive data file as prescribed by General Instruction C.3.(g) to Form N-1A.

3.
As many of the Portfolios describe investments in derivative instruments, please review each Portfolio’s principal strategies and principal risk disclosures to ensure that the information is not generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Portfolio intends to use to achieve its investment objective.  See Barry Miller Letter to the ICI dated July 30, 2010.

The Trust has reviewed the prospectus disclosure for each Portfolio that invests in derivative instruments as part of its principal investment strategy and confirms that the information is not generic or standardized and that it describes the derivative instruments that the Portfolio intends to utilize and associated principal risks.

4.	Fees and Expenses of the Portfolio

a.
For any Portfolios that reflect a fee waiver and/or expense reimbursement, please confirm that the waiver will actually reduce the “Total Annual Portfolio Operating Expenses” shown in the applicable fee table.  If not, please delete any information regarding a fee waiver and/or expense reimbursement from the fee table and provided in the footnote thereto as well as the reference to an “expense limitation” in the preamble to the example.  For example, the fee table for the Multimanager Core Bond Portfolio on page 7 reflects “None” in the line item for fee waiver amount but still provides a net annual operating expense line item along with a footnote describing the contractual waiver arrangement.  However, if the waiver amount is actually “None,” then that line item and the net annual operating expense line item along with the footnote should be deleted.

As requested, the Trust has revised the fee table disclosure as necessary and confirms that, for each Portfolio that reflects a fee waiver and/or expense reimbursement in its fee table, the fee waiver and/or expense reimbursement will reduce the Portfolio’s total annual operating expenses shown in the fee table.

b.
Please confirm whether the fee table for the Multimanager Core Bond Portfolio should have a line item for “Acquired Fund Fees and Expenses” in accordance with Instruction 3(f) of Item 3 of Form N-1A, given the addition of the “Information Regarding the Underlying Portfolios” section on pages 58-59.

The Trust confirms that the fee table for the Multimanager Core Bond Portfolio does not require a line item for “Acquired Fund Fees and Expenses.”

Sonny Oh, Esq.
April 8, 2011

c.
In the prospectus for the Multimanager Portfolios, please explain supplementally why each Portfolio’s line item for “other expenses” contains a footnote stating that the values shown have been restated to reflect current expenses.  If there has been a material change in the “Annual Fund Operating Expenses” of any such Portfolio, the Portfolio should restate all of the line items to reflect current fees.  See Item 3, Instruction 3(d)(ii) of Form N-1A.

The Trust has deleted the referenced footnote as none of the expenses in the fee table have been restated.

d.
As page 58 of the prospectus for the Multimanager Portfolios lists the underlying funds in which the Multimanager Core Bond Portfolio may invest, please confirm supplementally that the Portfolio has no Acquired Fund Fees and Expenses in excess of one basis point.  See Item 3, Instruction 3(f) of Form N-1A.

The Trust confirms that the Multimanager Core Bond Portfolio did not have Acquired Fund Fees and Expenses in excess of one basis point during the last fiscal year.

e.	For Portfolios that list Acquired Fund Fees and Expenses in the fee table, please remove the parenthetical “Underlying Portfolios” to be consistent with the line item used in Form N-1A.

The Trust has retained the referenced parenthetical in the Allocation and Target Allocation Portfolios’ prospectuses because the Trust uses the term “Underlying Portfolios” in those prospectuses in response to other requirements of Form N-1A.  This is expressly permitted by Item 3, Instruction 3(f)(i) of Form N-1A, which states that “[i]f a Fund uses another term in response to other requirements of this Form to refer to Acquired Funds, it may include that term in parentheses following the subcaption title.”  However, the Trust has made the requested change in the Multimanager Portfolios’ prospectus.

f.
For any Portfolio that is subject to a fee waiver, please revise the net annual operating expenses line item to state “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement].”  See Item 3, Instruction 3(e) of Form N-1A.

The Trust has made the requested revision, except that the Trust has substituted the word “Fund” with “Portfolio,” as that is the term used in the prospectuses to refer to each series of the Trust.

Sonny Oh, Esq.
April 8, 2011

5.	Example

a.
Please confirm supplementally that any expense reimbursements or fee waiver arrangements will be reflected only for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.  See Item 3, Instruction 4(a) of Form N-1A.

The Trust confirms that any expense reimbursements or fee waiver arrangements for the Portfolios are reflected in the expense examples for the relevant Portfolios only for the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.

b.
Given that each Portfolio is only reflecting one table in the expense example, please modify the narrative preceding the example to reflect that the table reflects expenses if you hold or redeem your shares of the Portfolio.

The Trust believes that the current narrative preceding the expense example complies with the requirements of Item 3 of Form N-1A and that the requested change is neither required nor permitted by Form N-1A.  Accordingly, the Trust has not made any changes in response to the staff’s comment.

c.	On page 3 of the prospectus for the Target Allocation Portfolios, please lower case the “Portfolio” at the end of the first sentence of the preamble.

The Trust has made the requested change.

14.
Please confirm the accuracy of the first paragraph under “Portfolio Distribution Arrangements” on pages 93, 54, and 44 of each prospectus with respect to the maximum 12b-1 fee as disclosure in the same section of the last post-effective amendment indicated otherwise by stating as follows: “The maximum distribution and/or service (12b-1) fee for each Portfolio’s Class B shares is 0.50% of the average daily net assets attributable to Class B shapes.  Under an arrangement approved by the Trust’s Board of Trustees, the distribution and/or service (12b-1) fee currently is limited to 0.25% of each Portfolio’s average daily net assets attributable to Class B shares.  This arrangement will be in effect at least until April 30, 2011.” (Emphasis added).

The Trust confirms the accuracy of the disclosure.

Sonny Oh, Esq.
April 8, 2011

15.
In light of the fund-of-funds structure of certain Portfolios and as indicated in the fourth paragraph under “Description of the Trust” on page 2, please explain to the staff whether shares of any fund-of-funds structured Portfolios are sold to other trusts and, if applicable, the legal basis for such a three tier structure.

Shares of the Trust’s fund-of-funds Portfolios that rely on the exemption provided by Section 12(d)(1)(G) of the 1940 Act are not sold to other portfolios.  The Trust has revised the disclosure under “Description of the Trust” to clarify that the shares of the Portfolios are sold to other portfolios only to the extent permissible by applicable law.

*           *           *           *

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:           Patricia Louie, Esq.
Armando (Dino) Capasso, Esq.
AXA Equitable Life Insurance Company

Andrea Ottomanelli Magovern, Esq.
Sarah E. Connolly, Esq.
K&L Gates LLP